STATEMENT OF INVESTMENTS
Emerging Markets Opportunity Fund
August 31, 2007 (Unaudited)

Common Stocks--96.5%	Shares	Value ($)
Brazil--12.0%		
Banco Bradesco, ADR	8,700	214,716
Brascan Residential Properties	12,200	67,411
Cia de Bebidas das Americas (AmBev), ADR	900	60,840
Cia de Bebidas das Americas (AmBev), ADR (Preferred)	900	62,973
Cia Vale do Rio Doce (CVRD), ADR	3,800	187,454
Cia Vale do Rio Doce, ADR	12,300	513,525
EDP - Energias do Brasil	4,800	75,849
Empresa Brasileira de Aeronautica, ADR	2,300	103,868
Equatorial Energia	7,900	72,122
GAFISA, ADR	3,000 a	70,110
GVT Holding	4,600 a	88,867
Petroleo Brasileiro, ADR (Preferred)	13,400	713,282
Positivo Informatica	3,800	85,267
Tam, ADR	3,200	74,112
Unibanco - Uniao de Bancos Brasileiros, GDR	1,400	156,212
		2,546,608
China--9.5%		
China Construction Bank, Cl. H	213,000	178,463
China Life Insurance, Cl. H	99,000	480,846
China Merchants Bank, Cl. H	71,500	272,012
China Petroleum & Chemical, ADR	100	11,015
China Shenhua Energy, Cl. H	56,201	244,698
China Telecom, Cl. H	67,830	39,404
Datang International Power Generation, Cl. H	347,752	375,665
PetroChina, Cl. H	150,000	216,724
Weichai Power, Cl. H	25,000	200,921
		2,019,748
Egypt--.6%		
Commercial International Bank, GDR	11,300	**131,758**
Hong Kong--4.7%		
China Mobile	33,500	453,767
China Mobile, ADR	2,800	189,812
China Overseas Land & Investment	108,000	225,905
Melco International Development	91,554	141,826
		1,011,310
Hungary--3.7%		
Magyar Telekom, ADR	4,200	106,554
MOL Hungarian Oil, ADR	2,000	290,654
OTP Bank	3,900	391,560
		788,768
India--1.4%		
Bharat Heavy Electricals	2,681	120,045
iPath MSCI India Index ETN	1,170 a	74,084
Reliance Industries	1,828	84,541
Reliance Industries, GDR	200 b	19,110
		297,780
Israel--2.2%		
Alvarion	7,488 a	88,134
Makhteshim-Agan Industries	9,779	74,694
Syneron Medical	3,700 a	83,694
Teva Pharmaceutical Industries, ADR	5,200	223,600
		470,122

Luxembourg--.6%		
Tenaris, ADR	2,800	**131,404**
Malaysia--2.4%		
Bumiputra-Commerce Holdings	44,400	138,215
IOI	77,235	110,288
KNM Group	60,100	77,238
Public Bank	36,300	97,968
YTL	45,300	95,736
		519,445
Mexico--.5%		
America Movil, ADR, Ser. L	1,700	**102,782**
Peru--.6%		
Credicorp	1,953	**119,817**
Russia--11.6%		
Cherepovets MK Severstal, GDR	9,850	164,362
Gazprom, ADR	21,630	895,893
LUKOIL, ADR	5,200	384,800
MMC Norilsk Nickel, ADR	1,030	229,810
Mobile Telesystems, ADR	3,400	224,944
Unified Energy System of Russia, GDR	2,000 a	250,934
VTB Bank, GDR	34,450 a	322,107
		2,472,850
South Africa--5.0%		
Exxaro Resources	14,875	153,178
FirstRand	41,222	134,584
Impala Platinum Holdings	4,182	124,788
Mittal Steel South Africa	8,885	151,548
MTN Group	13,963	214,216
Murray & Roberts Holdings	18,052	189,603
Sasol	2,600	103,775
		1,071,692
South Korea--19.2%		
Daelim Industrial	1,474	246,708
GS Engineering & Construction	1,731	273,782
GS Holdings	3,120	161,303
Hanjin Heavy Industries & Construction	2,708 a	232,367
Hanjin Heavy Industries & Construction Holdings	1,002	45,584
Hyundai Heavy Industries	500	199,359
Kookmin Bank, ADR	2,900	236,205
Korea Exchange Bank	17,130	272,397
LG	3,470	200,555
LG Electronics	2,382	183,129
LG.Philips LCD, ADR	12,600 a	269,136
Mirae Asset Securities	2,707	241,559
Orion	755	205,310
POSCO, ADR	2,700	413,937
Samsung Electronics	431	272,989
Samsung Electronics, GDR (Common)	906 b	284,523
Samsung Electronics, GDR (Preferred)	249	57,752
Samsung Electronics, GDR (Preferred)	649 b	150,525
Shinsegae	192	127,041
		4,074,161
Taiwan--14.4%		
Acer	34,510	60,847
Advanced Semiconductor Engineering	73,468	73,126
Au Optronics	98,931	144,703
Cathay Financial Holding	120,889	268,898
Cathay Financial Holding, GDR	1,000	21,770

China Steel	99,240	134,563
Delta Electronics	24,250	90,835
HON HAI Precision Industry	59,040	441,071
MediaTek	16,115	275,278
Morgan Stanley Capital International Taiwan Index		
(warrants 10/30/07)	35,342 b	370,179
NAN YA Plastic	47,000	114,219
President Chain Store	95,000	246,481
SinoPac Financial Holdings	170,000	80,531
Taiwan Fertilizer	51,000	105,962
Taiwan Semiconductor Manufacturing, ADR	57,839	573,763
Vanguard International Semiconductor	84,931	72,244
		3,074,470
Thailand--4.3%		
Banpu Public	19,500	170,008
Kasikornbank	66,700	163,317
PTT	20,900	197,452
Siam Commercial Bank	77,200	186,658
Thai Oil	79,200	200,166
		917,601
Turkey--1.6%		
KOC Holding	31,205 a	142,625
Turkiye Garanti Bankasi	30,929	198,385
		341,010
United States--2.2%		
iShares MSCI Emerging Markets Index Fund	3,500	**468,825**
Total Common Stocks		
(cost $17,213,502)		**20,560,151**

Preferred Stocks--1.4%

Brazil		
Bradespar	2,500	105,770
Investimentos Itau	30,758	185,006
Total Preferred Stocks		
(cost $164,921)		**290,776**
Total Investments (cost $17,378,423)	**97.9%**	**20,850,927**
Cash and Receivables (Net)	**2.1%**	**447,461**
Net Assets	**100.0%**	**21,298,388**

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these
securities amounted to $824,337 or 3.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.